UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Top Ships, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Y8897Y107

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

Copy to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue, New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8897Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,899,568, shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,899,568 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,899,568 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.35%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 11 pages

CUSIP No. Y8897Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,899,568 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,899,568 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,899,568 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.35%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 11 pages

This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), and QVT Financial GP LLC, a Delaware limited liability company (collectively, the “Reporting Persons”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Top Ships, Inc. (the “Issuer”). The Reporting Persons and certain other persons had previously reported their beneficial ownership of Common Stock on a Schedule 13G and amendments thereto, and the Reporting Persons are filing this Schedule 13D because they have determined that they may no longer beneficially own such shares of Common Stock without any purpose or effect of changing or influencing control of the Issuer.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock. The Issuer’s principal executive offices are located at 1 Vas. Sofias & Meg. Alexandrou Street, 151 24 Maroussi, Greece.

Item 2. Identity and Background

(a)-(c) This Schedule 13D is filed by QVT Financial and QVT Financial GP LLC. The principal executive offices of QVT Financial and QVT Financial GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. QVT Financial GP LLC is the general partner of QVT Financial. QVT Financial’s principal business is investment management and it acts as the investment manager for a number of investment funds (collectively, the “Funds”) and a separate discretionary account managed for a client (the “Separate Account”) that directly own shares of Common Stock. Neither the Separate Account nor any of the Funds beneficially owns more than 5% of the outstanding Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Funds and the Separate Account.

Daniel Gold, Lars Bader, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP LLC. Messrs. Gold, Bader, Brumm, Chu and Fu are referred to collectively herein as the “Covered Persons.” The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States.

(d) and (e) During the last five years, neither of the Reporting Persons nor any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Funds and the Separate Account collectively paid from their respective working capital an aggregate of approximately $31 million for the 2,899,568 shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

Item 4. Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. Beneficial ownership of such shares was previously reported on a Schedule 13G and amendments thereto filed by the Reporting Persons and certain other persons. This Schedule 13D is being filed because the Reporting Persons have determined that they may no longer beneficially own such shares of Common Stock without any purpose or effect of changing or influencing control of the Issuer.

The Issuer has entered into a continuing succession of transactions (“Conflicted Transactions”) suffering from serious conflicts of interests between the Issuer and its management, or between the Issuer and third parties that have material outside business dealings and relationships with the Issuer’s management (collectively with management, the “Insider Related Parties”). The Reporting Persons believe that the Conflicted Transactions have, in particular, benefited the Insider Related Parties at the expense of the Issuer’s other shareholders and that as a result of the Conflicted Transactions have caused massive destruction of shareholder value.

        Within only the past six months, through a public offering and an exclusionary private placement, the Issuer’s board of directors (the “Board”) has more than doubled the number of shares of Common Stock outstanding (on a split adjusted basis). All of the shares of Common Stock issued in those offerings were sold at a substantial discount to the then-prevailing market value of the Common Stock, and in both instances Insider Related Parties acquired a substantial percentage of the below-market-value shares sold. Moreover, it is not at all apparent to the Reporting Persons that the Issuer actually needed to raise the full amount of those funds at the times those offerings were made, or that if funds were required it was necessary or advisable to undertake extremely dilutive equity offerings. In the case of the private offering, representatives of the Reporting Persons were told by a representative of the Issuer that the Reporting Persons were expressly excluded from participating in the offering due to reasons related to corporate control and that all of the purchasers in that private offering were “friendly” to management. The Reporting Persons believe that a private offering of equity at below-market prices to “friends and family” of the Issuer’s management cannot reasonably be expected to result in an advantageous or arm’s length financing for the Issuer and that in undertaking such an exclusionary private offering the Board and management may have breached their fiduciary duties to the Issuer’s shareholders.

Page 4 of 11 pages

In addition to dilutive equity offerings that may not even have been required, there has been over the past several years a series of large asset purchases and sales involving the Issuer and Insider Related Parties and a history of extremely poor operating results that raise serious questions about the stewardship and governance of the Issuer and about whether the Board and management have operated the Issuer in the best interests of all of the Issuer’s shareholders.

Accordingly, the Reporting Persons have concluded that there should be substantial change in the composition of the Board in order to ensure that, among other things, all transactions entered into by the Issuer are in the best interest of the Issuer and all of its shareholders. The Reporting Persons intend to seek to speak with the Issuer’s management about the composition of the Board, including, specifically, the addition of directors to the Board who are identified by significant shareholders, such as the Reporting Persons, who are not Insider Related Parties. If the Board does not address this issue in a manner acceptable to the Reporting Persons, the Reporting Persons will consider other steps to influence the management and governance of the Issuer, including possibly seeking Board representation at the 2008 annual meeting of shareholders, and to redress what the Reporting Persons believe to be a long series of transactions that have damaged the interests of the Reporting Persons and the Issuer’s other shareholders.

The Reporting Persons review on a continuing basis their investments in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed of, such securities, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Funds or the Separate Account, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. In addition, the Reporting Persons may enter into and dispose of certain derivative transactions with one or more counterparties or, to the extent permitted by applicable laws, the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

As part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the Reporting Persons may hold discussions with or make proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

By virtue of QVT Financial’s authority as investment manager to the Funds and the Separate Account to direct the vote and disposition of the Common Stock held by them, QVT Financial may be deemed to be the beneficial owner of the 2,899,568 shares of Common Stock directly owned by the Funds and the Separate Account, which represents approximately 10.35% of the Common Stock outstanding.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the shares of Common Stock reported herein as beneficially owned by QVT Financial.

Each of Messrs. Gold, Bader, Brumm, Chu and Fu, each of whom is a managing member of QVT Financial GP LLC, expressly disclaims beneficial ownership of the Common Stock reported herein as beneficially owned by QVT Financial and QVT Financial GP LLC.

All calculations in this Schedule 13D of percentages of the Common Stock outstanding are based upon 28,005,658 shares of Common Stock outstanding, consisting of the 62,116,976 shares reported as outstanding as of February 8, 2008, in the Issuer’s Form 6-K filed on February 15, 2008, as adjusted for (i) the 3:1 reverse stock split effective March 20, 2008, as reported in the Issuer’s Form 6-K filed on April 7, 2008, and (ii) the subsequent issuance of 7,300,000 shares of Common Stock between April 30 and May 7, 2008, as reported in the Issuer’s Form 6-K filed on May 6, 2008.

Page 5 of 11 pages

(c) None of the reporting persons has effected any transactions relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth below, the reporting persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

On December 18, 2007, QVT Financial and the Issuer entered into an agreement whereby QVT Financial agreed to reduce its beneficial ownership of the Common Stock to below the level that would make it an Acquiring Person under the Issuer’s Stockholder Rights Agreement (the “Rights Agreement”) dated August 19, 2005, which level is currently set at 15%, and agreed that its beneficial ownership will not exceed such level without the prior written consent of the Board. In connection with this agreement, the Issuer announced on December 19, 2007, that the Board had determined that QVT Financial is not an Acquiring Person as such term is defined in the Rights Agreement. The Reporting Persons subsequently reduced their beneficial ownership of Common Stock to below 15%.

The Funds and the Separate Account are parties to standardized, cash-settled swap agreements with various institutional counterparties for which the Common Stock is the reference security, with respect to an aggregate of 966,752 notional shares of Common Stock at reference prices ranging from approximately $6.8 to $10.3 on a split-adjusted basis. The Funds and the Separate Account have taken the “long” side of the swap agreements and therefore are entitled to the economic benefits, and are subject to the economic risks, of owning the Common Stock, but have no rights or powers with respect to any shares of Common Stock as a result of such swap agreements. None of the Reporting Persons, the Funds or the Separate Account is the beneficial owner of any shares of Common Stock as a result of the swap agreements, and, accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in this Schedule 13D does not include any ownership as a result of the swap agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

Exhibit 2 - Agreement entered into as of December 18, 2007, by QVT Financial and the Issuer with respect to the Rights Agreement

Page 6 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2008

QVT FINANCIAL LP

By:	QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

Page 7 of 11 pages

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: May 9, 2008

QVT FINANCIAL LP

By:	QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

Page 8 of 11 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Lars Bader	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Arthur Chu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Page 9 of 11 pages

Exhibit 2

AGREEMENT

This Agreement (the “Agreement”) is entered into as of December 18, 2007 by QVT Financial LP (“QVT”) and TOP SHIPS INC., a Marshall Islands corporation (the “Company”).

WHEREAS, as of the date hereof, QVT is the beneficial owner of 9,866,063 shares of the Company’s common stock, par value $.01 per share (“Common Stock”).

WHEREAS, as of the date hereof, the Company has 61,525,726 shares of Common Stock outstanding;

WHEREAS, as of the date hereof, the shares of Company Stock beneficially owned by QVT represent about 16.04% of the shares outstanding.

WHEREAS, the Company’s Stockholder Rights Agreement dated August 19, 2005 by and between the Company and Computershare Investor Services, LLC, as rights agent (the “Rights Agreement”) provides that any person or group that is the beneficial owner of 15% or more of the outstanding Common Stock shall be deemed to be an Acquiring Person (as defined in the Rights Agreement), unless the Board of Directors of the Company determines in good faith that the person or group who would otherwise be an Acquiring Person has become such inadvertently;

WHEREAS, QVT had no actual knowledge of the consequences of beneficially owning 15% or more of the Company’s Common Stock under the Rights Agreement and desires to take appropriate steps to not be deemed an Acquiring Person;

NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth in this Agreement, the parties hereby agree as follows:

1. As soon as practicable, and in any event no later than January 18, 2008, QVT shall take any and all actions necessary to reduce beneficial ownership of the Common Stock by QVT to below the level that would make it an Acquiring Person under the Rights Agreement, currently set at 15% or more.

2. QVT will refrain from acquiring any additional shares of Common Stock until such time as its percentage beneficial ownership shall be less than 15%, and thereafter the beneficial ownership of QVT shall not exceed such level as would make QVT an Acquiring Person under the Rights Agreement without the prior written consent of the Company’s board of directors, which consent may be granted or withheld in the board’s sole discretion.

3. QVT represents and warrants that (1) the first and fifth recitals of this Agreement are true and correct and (2) QVT acquired beneficial ownership of Common Stock in excess of 15% of the total shares of Common Stock outstanding without knowledge of the consequences of such level of ownership under the Rights Agreement and without any intention of changing or influencing control of the Company.

4. The Company represents and warrants that the second recital of this Agreement is true and correct.

5. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The Company and QVT submit to the jurisdiction of the state and federal courts located in the State of New York.

6. This Agreement may be executed in one or more counterparts. Facsimile signatures to this Agreement shall be treated in all manner and respects as an original contract with the same binding legal effect as if it were an original signed version delivered in person.

Page 10 of 11 pages

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

QVT Financial LP

By its general partner, QVT Financial GP LLC

/s/ Tracy Fu
By:	Tracy Fu
Title:	Managing Member

/s/ Daniel Gold
By:	Daniel Gold
Title:	Managing Member

TOP SHIPS INC.

/s/ Evangelos Pistiolis
Evangelos Pistiolis
President and Chief Executive Officer

Page 11 of 11 pages